

Pricing supplement no. 840
To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 37-V dated May 15, 2007

Registration Statement No. 333-130051
Dated November 26, 2007
Rule 424(b)(2)

JPMorganChase

Structured Investments

JPMorgan Chase & Co.
$2,149,000
19.50% (equivalent to 39.0% per annum) Reverse Exchangeable Notes due May 30, 2008
Linked to the Least Performing Common Stock in the Dow Jones Industrial Average℠*
*** not including the common stock of JPMorgan Chase & Co.**

General

- The notes are designed for investors who seek a higher interest rate than the current dividend yield on the common stocks included in the Dow Jones Industrial Average℠* other than the common stock of JPMorgan Chase & Co. or than the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in appreciation in the Reference Stocks, be willing to accept the risks of owning equities in general and the common stock of the least performing issuer in the Dow Jones Industrial Average℠*, in particular, and be willing to lose some or all of their principal.
- The notes will pay 19.50% (equivalent to 39.0% per annum) interest during the term of the notes. **However, the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on the Final Share Price of the Least Performing Reference Stock and whether the closing price of any Reference Stock has declined from its Initial Share Price by more than its Protection Amount during the Monitoring Period, as described below.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing May 30, 2008†.
- Payment at maturity for each $1,000 principal amount note will be either a cash payment of $1,000 or delivery of shares of the Least Performing Reference Stock, in each case, together with any accrued and unpaid interest, as described below.
- Minimum denominations of $1,000 and integral multiples thereof.

Key Terms

Reference Stocks:	The common stocks included in the Dow Jones Industrial Average℠, other than the common stock of JPMorgan Chase & Co., as reflected in "The Reference Stocks" below (each such common stock, a "Reference Stock," and together, the "Reference Stocks"). Upon the occurrence of certain corporate events with respect to the issuers of the Reference Stocks, the Reference Stocks may change during the term of the notes. See "General Terms of Notes — Anti-dilution Adjustments — Reorganization Events" in the accompanying product supplement no. 37-V for further information about changes to the Reference Stocks.
Interest Rate:	**19.50% (equivalent to 39.0% per annum) during the term of the notes,** paid monthly and calculated on a 30/360 basis.
Protection Amount:	For each Reference Stock, an amount that represents **40% of the applicable Initial Share Price of such Reference Stock, subject to adjustments. See "The Reference Stocks — Initial Share Prices and Protection Amounts" below for the Protection Amount for each Reference Stock.**
Maturity Date:	May 30, 2008†
Pricing Date:	November 26, 2007
Settlement Date:	On or about November 30, 2007
Observation Date:	May 27, 2008†
CUSIP:	48123MEX6
Interest Payment Date:	Interest on the notes will be payable monthly in arrears on the last calendar day of each month, except for the final interest payment, which will be payable on the Maturity Date (each such date, an "Interest Payment Date"), commencing December 30, 2007, to and including the Interest Payment Date corresponding to the Maturity Date. See "Selected Purchase Considerations — Monthly Interest Payments" in this pricing supplement for more information.
Payment at Maturity:	You will receive $1,000 for each $1,000 principal amount note plus any accrued and unpaid interest at maturity ***unless*** (a) a Trigger Event has occurred and (b) the Cash Value of the Physical Delivery Amount for the Least Performing Reference Stock is less than $1,000, in which case in lieu of $1,000 in cash you will receive the Physical Delivery Amount (or, at our election, the Cash Value thereof) for the Least Performing Reference Stock. **The market value of the shares of the Least Performing Reference Stock delivered to you as the Physical Delivery Amount or the Cash Value thereof will be less than the principal amount of your notes and may be zero. Accordingly, you may lose some or all of your principal if you invest in the notes.**
Trigger Event:	A Trigger Event occurs if, on any day during the Monitoring Period, the closing price of any Reference Stock has declined, as compared to that particular Reference Stock's Initial Share Price, by more than that Reference Stock's Protection Amount.
Least Performing Reference Stock:	The Reference Stock with either (i) the greatest percentage decrease between its Initial Share Price and its Final Share Price, as compared to the percentage decreases or increases between the respective Initial Share Prices and Final Share Prices of the other Reference Stocks, or (ii) if the Final Share Price of each of the Reference Stocks has appreciated in value as compared to its respective Initial Share Price, the lowest percentage increase between such Reference Stock's Initial Share Price and its Final Share Price, as compared to the percentage increases between the respective Initial Share Prices and Final Share Prices of the other Reference Stocks. The determination of the single Least Performing Reference Stock may be affected by the occurrence of certain corporate events affecting such Reference Stock. See "General Terms of Notes — Anti-dilution Adjustments."
Monitoring Period:	The period from the Pricing Date to and including the Observation Date.
Physical Delivery Amount:	For each Reference Stock, the number of shares of such Reference Stock, per $1,000 principal amount note, equal to $1,000 divided by the Initial Share Price of such Reference Stock, subject to adjustments.
Initial Share Price:	For each Reference Stock, the closing price of the Reference Stock on the Pricing Date. **Please see "The Reference Stocks — Initial Share Prices and Protection Amounts" below for the Initial Share Price for each Reference Stock.** The Initial Share Price is subject to adjustments and any Reference Stock issuer may be changed in certain circumstances. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-dilution Adjustments" in the accompanying product supplement no. 37-V for further information about these adjustments.
Final Share Price:	For each Reference Stock, the closing price of such Reference Stock on the Observation Date.

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 37-V.

Investing in the Reverse Exchangeable Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 37-V and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$1,000	$60	$940
Total	$2,149,000	$112,140	$2,036,860

(1) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $60.00 per $1,000 principal amount note on $1,869,000 aggregate principal amount notes sold in this offering and will use a portion of that commission to pay selling concessions to other dealers of $27.50 per $1,000 principal amount note. The concessions of $27.50 include concessions allowed to selling dealers and concessions allowed to an arranging dealer. See "Underwriting" beginning on page PS-29 of the accompanying product supplement no. 37-V. JPMSI did not receive any commission or pay any concessions on $280,000 aggregate principal amount of notes not purchased by investors in this offering and described in detail below.
The total aggregate principal amount of notes being offered by this pricing supplement were not purchased by investors in this offering. JPMSI will retain the unsold portion of this offering of $280,000 aggregate principal amount and has agreed to hold such notes for investment for a period of at least 30 days. This unsold portion may affect the supply of notes available for secondary trading and, therefore, could adversely affect the price of the notes in the secondary market. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

November 26, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 37-V dated May 15, 2007. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated November 1, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 37-V, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 37-V dated May 15, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207001925/e27321_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING** — The notes will pay 19.50% (equivalent to 39.0% per annum) interest during the term of the notes, which we believe is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.
- **MONTHLY INTEREST PAYMENTS** — The notes offer monthly interest payments at a rate of 19.50% (equivalent to 39.0% per annum) over the term of the notes. Interest will be payable monthly in arrears on the last calendar day of each month, except for the final interest payment, which will be payable on the Maturity Date (each such date, an "Interest Payment Date"), commencing December 31, 2007, to and including the Interest Payment Date corresponding to the Maturity Date, to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date. If an Interest Payment Date is not a Business Day, payment will be made on the next Business Day immediately following such day, but no additional interest will accrue as a result of the delayed payment.
- **THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL** — Your return of principal at maturity is protected so long as a Trigger Event does not occur or if the Final Share Price of each Reference Stock has appreciated, as compared to its respective Initial Share Price. However, if a Trigger Event has occurred, you could lose the entire principal amount of your notes.
- **REFERENCE STOCKS** — The Reference Stocks are the component stocks of the Dow Jones Industrial Average℠, which we refer to as the Index, as of the Pricing Date, excluding the common stock of JPMorgan Chase & Co. The Reference Stocks will not be modified for changes in the composition of the Index during the term of the notes, but may be modified in the case of certain corporate events. See "General Terms of Notes — Anti-dilution Adjustments — Reorganization Events" in the accompanying product supplement no. 37-V for further information about selecting a successor Reference Stock.
- **YOUR RETURN AT MATURITY MAY BE BASED ON A REFERENCE STOCK THAT DID NOT EXPERIENCE A DECLINE IN EXCESS OF ITS PROTECTION AMOUNT DURING THE MONITORING PERIOD** — Your return at maturity may not necessarily be based on a Reference Stock that declines by more than its Protection Amount during the Monitoring Period. For example, if a Trigger Event occurs with respect to a Reference Stock and that Reference Stock experiences a significant closing price increase on the Observation Date such that its Final Share Price exceeds its Initial Share Price, your return on the notes will probably not be based on the performance of that Reference Stock. Under these circumstances, if on the Observation Date the Final Share Price of one or more of the remaining twenty-eight (28) Reference Stocks declines from its respective Initial Share Price, your return on the notes will be based on the Least Performing Reference Stock, which Reference Stock will be different than the Reference Stock that initially declined by more than its Protection Amount. Accordingly, you could lose a portion of your principal amount even if the Least Performing Reference Stock never, at any time during the Monitoring Period, declined by more than its Protection Amount.

JPMorgan Structured Investments — PS- 1
Reverse Exchangeable Notes Linked to the Least Performing Common Stock in the Dow Jones Industrial Average℠*
* not including the common stock of JPMorgan Chase & Co.

- **TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 37-V. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat the notes as units comprising a Put Option and a Deposit for U.S. federal income tax purposes. Of each coupon payment, we intend to treat approximately 12.37% as interest on the Deposit and the remainder as Put Premium. By purchasing the notes, you agree to treat the notes for U.S. federal income tax purposes consistently with our treatment and allocation as described above. Assuming this characterization is respected, amounts treated as interest on the Deposit will be taxed as ordinary income while the Put Premium will not be taken into account prior to maturity or sale. However, there are other reasonable treatments that the Internal Revenue Service or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in one or more of the Reference Stocks. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 37-V dated May 15, 2007.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The payment at maturity will be based on the Final Share Price of the Least Performing Reference Stock and whether the **closing price of any Reference Stock** has declined from its Initial Share Price by more than its Protection Amount on any day during the Monitoring Period. Under certain circumstances, you will receive at maturity a predetermined number of shares of the Least Performing Reference Stock (or, at our election, the Cash Value thereof). The market value of those shares of the Least Performing Reference Stock or the Cash Value thereof will be less than the principal amount of each note and may be zero. In addition, on the Pricing Date, stock prices generally in the market and stock prices for the Reference Stocks may be significantly higher than historical averages, which could increase the likelihood of subsequent declines in stock prices and of a Trigger Event with respect to one such Reference Stock. Accordingly, you could lose up to the entire principal amount of your notes.

- **YOUR PROTECTION AMOUNT MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES** — If, on any day during the Monitoring Period, **the closing price of any Reference Stock** declines below its Initial Share Price minus its Protection Amount, you will be fully exposed to any depreciation in the Least Performing Reference Stock. We refer to this feature as a contingent buffer. Under these circumstances, if the Cash Value of the Physical Delivery Amount for the Least Performing Reference Stock is less than $1,000, you will receive at maturity for each $1,000 principal amount note a predetermined number of shares of Least Performing Reference Stock (or, at our election, the Cash Value thereof) and, consequently, you will lose 1% of the principal amount of your investment for every 1% decline in the Final Share Price of the Least Performing Reference Stock compared to the Initial Share Price of the Least Performing Reference Stock. You will be subject to this potential loss of principal even if the prices of the Reference Stocks subsequently recover such that the Final Share Price of each Reference Stock closes at a level above its respective Initial Share Price minus its respective Protection Amount. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF ANY REFERENCE STOCK** — Unless (i) the Final Share Price of any Reference Stock is less than its Initial Share Price and (ii) on any day during the Monitoring Period, the closing price of any Reference Stock has declined, as compared to its Initial Share Price, by more than its Protection Amount, for each $1,000 principal amount note, you will receive $1,000 at maturity plus accrued and unpaid interest, regardless of any appreciation in the value of any Reference Stock, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in one or more of the Reference Stocks during the term of the notes.

- **YOU ARE EXPOSED TO THE CLOSING PRICE RISK OF EACH REFERENCE STOCK** — Your return on the notes and your payment at maturity, if any, is not linked to a basket consisting of the Reference Stocks. Rather, you will receive set interest payments at a rate of 19.50% (equivalent to 39.0% per annum) during the term of the notes and your payment at maturity is contingent upon the performance of each individual Reference Stock such that you will be equally exposed to the risks related to *all* of the Reference Stocks. Poor performance by any one of the Reference Stocks over the term of the notes may negatively affect your payment at maturity and will not be offset or mitigated by positive performance by any of the other Reference Stocks. The performance of the individual Reference Stocks, and your payment at maturity, should not be expected to match the performance of the Dow Jones Industrial Average[SM].

JPMorgan Structured Investments —   PS- 2
Reverse Exchangeable Notes Linked to the Least Performing Common Stock in the Dow Jones Industrial Average[SM]*
* not including the common stock of JPMorgan Chase & Co.

- **YOUR PAYMENT AT MATURITY MAY BE DETERMINED BY THE LEAST PERFORMING REFERENCE STOCK** — If a Trigger Event occurs, you will lose some or all of your investment in the notes if the Final Share Price **of any Reference Stock** closes at a level below its Initial Share Price. This will be true even if (i) the Final Share Price of each of the other twenty-eight (28) Reference Stocks has appreciated in value compared to its respective Initial Share Price and/or (ii) the sole Reference Stock with a Final Share Price that declined compared to its Initial Share Price was not the same Reference Stock which declined by more than its Protection Amount during the Monitoring Period.

- **NO OWNERSHIP RIGHTS IN THE REFERENCE STOCKS** — As a holder of the notes, you will not have any ownership interest or rights in the Reference Stocks, such as voting rights, dividend payments or other distributions. In addition, the issuers of the Reference Stocks will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of a Reference Stock and the notes.

- **NO AFFILIATION WITH THE REFERENCE STOCK ISSUERS** — We are not affiliated with the issuers of the Reference Stocks. We assume no responsibility for the adequacy of the information about the Reference Stock issuers contained in this pricing supplement or in product supplement no. 37-V. You should make your own investigation into the Reference Stocks and their issuers. We are not responsible for the Reference Stock issuers' public disclosure of information, whether contained in SEC filings or otherwise.

- **THE REFERENCE STOCKS MAY CHANGE FOLLOWING CERTAIN CORPORATE EVENTS** — Following certain corporate events relating to an issuer of a Reference Stock, such as a takeover or a going private transaction, the calculation agent will have the option to replace such Reference Stock with the common stock of a company selected from among the common stocks of three U.S. companies with the three largest market capitalization with the same Standard Industrial Classification Code as the issuer of that Reference Stock. We describe the specific corporate events that can lead to these adjustments and the procedures for selecting a successor Reference Stock under "General Terms of Notes — Anti-dilution Adjustments — Reorganization Events" in the accompanying product supplement no. 37-V.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those referred to under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with the Reference Stock issuers, including extending loans to, or making equity investments in, the Reference Stock issuers or providing advisory services to the Reference Stock issuers. In the course of this business, we or our affiliates may acquire non-public information about the issuers of the Reference Stocks or the Reference Stocks, and we will not disclose any such information to you. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to one or more of the Reference Stock issuers, and these reports may or may not recommend that investors buy or hold the Reference Stocks. As a prospective purchaser of a note, you should undertake an independent investigation of the Reference Stock issuers that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

- **HEDGING AND TRADING IN THE REFERENCE STOCKS** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stocks or instruments related to one or more of the Reference Stocks. We or our affiliates may also trade in the Reference Stocks or instruments related to one or more of the Reference Stocks from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

- **MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES** — In addition to the value of the Reference Stocks and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 37-V.

JPMorgan Structured Investments —   PS- 3
Reverse Exchangeable Notes Linked to the Least Performing Common Stock in the Dow Jones Industrial Average^{SM}*
* not including the common stock of JPMorgan Chase & Co.

Examples of Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes, based on a range of hypothetical Final Share Prices for the Least Performing Reference Stock and assuming that the closing price of each Reference Stock did not decline, as compared to its respective Initial Share Price, by more than its respective Protection Amount on any day from the Pricing Date to and including the Observation Date, except as indicated in the column titled "Hypothetical lowest closing price of the common stock of Citigroup Inc. during the Monitoring Period." **The following table assumes that the Least Performing Reference Stock will be the common stock of Citigroup Inc. and that the common stock of Citigroup Inc. will be the least performing Reference Stock at all times during the term of the notes. We make no representation or warranty as to which of the Reference Stocks will be the Least Performing Reference Stock for the purposes of calculating your actual payment at maturity.** In addition, you may receive shares of a Reference Stock at maturity that never experiences a decline from its Initial Share Price in excess of the Protection Amount during the Monitoring Period. The numbers appearing in the following table and examples have been rounded for ease of analysis. For more information see "Selected Purchase Considerations — Your Return at Maturity May Be Based on a Reference Stock That Did Not Experience a Decline in Excess of Its Protection Amount During the Monitoring Period."

For this table of hypothetical payments at maturity, we have also assumed the following:

- Initial Share Price: $30.00
- Interest Rate: 19.50% (equivalent to 39.0% per annum)
- Protection Amount: $12.00

Hypothetical lowest closing price of the common stock of Citigroup Inc. during the Monitoring Period	Hypothetical Final Share Price of the Least Performing Reference Stock (Citigroup Inc.)	Payment at Maturity	Total Value of Payment Received at Maturity**
$30.00	$60.00	$1,000.00	$1,000.00
$30.00	$31.00	$1,000.00	$1,000.00
$30.00	$30.00	$1,000.00	$1,000.00
$18.00	$18.00	$1,000.00	$1,000.00
$15.00	$31.00	$1,000.00	$1,000.00
$15.00	$29.00	33 shares of Citigroup Inc. common stock or the Cash Value thereof	$966.67
$15.00	$15.00	33 shares of Citigroup Inc. common stock or the Cash Value thereof	$500.00
$5.00	$5.00	33 shares of Citigroup Inc. common stock or the Cash Value thereof	$166.67
$0.00	$0.00	33 shares of Citigroup Inc. common stock or the Cash Value thereof	$0.00

**Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Least Performing Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash. Also note that if you receive the Physical Delivery Amount, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of payments received at maturity set forth in the table above are calculated.

Example 1: During the Monitoring Period, none of the Reference Stocks closes at a price which reflects a decline of more than their respective Protection Amounts. Because Citigroup is the Least Performing Reference Stock and because its Final Share Price of $60.00 exceeds its Initial Share Price of $30.00, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: During the Monitoring Period, Citigroup was the first Reference Stock to close at a level below its Initial Share Price minus the Protection Amount. On the Observation Date, Citigroup, still the Least Performing Reference Stock, recovers to a Final Share Price of $31.00. Because the Final Share Price of the Least Performing Reference Stock is above its Initial Share Price, you will receive $1,000 per $1,000 principal amount note at maturity even though a Trigger Event occurred.

Example 3: During the Monitoring Period, Citigroup was the first Reference Stock to close at a level below its Initial Share Price minus the Protection Amount. On the Observation Date, Citigroup, still the Least Performing Reference Stock, recovers to a Final Share Price of $29.00. Because at least one of the Reference Stocks had a closing price that had declined from its Initial Share Price by more than its Protection Amount, and because the Final Share Price of the Least Performing Reference Stock is less than its Initial Share Price, you will receive the Physical Delivery Amount of the Least Performing Reference Stock, or, at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Least Performing Reference Stock is $29.00, the total value of your final payment at maturity, whether in cash or shares of the Least Performing Reference Stock, is $966.67.

Example 4: During the Monitoring Period, Citigroup was the first Reference Stock to close at a level below its Initial Share Price minus the Protection Amount. On the Observation Date, Citigroup, still the Least Performing Reference Stock, declines further to a Final Share Price of $5.00. Because at least one of the Reference Stocks had a closing price that had declined from its Initial Share Price by more than its Protection Amount, and because the Final Share Price of the Least Performing Reference Stock is less than its Initial Share Price, you will receive the Physical Delivery Amount of the Least Performing Reference Stock, or, at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Least Performing Reference Stock is $5.00, the total value of your final payment at maturity, whether in cash or shares of the Least Performing Reference Stock, is $166.67.

Regardless of the performance of the Least Performing Reference Stock or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of $195.00 over the term of the notes. The actual number of shares of each Reference Stock or the Cash Value thereof you would receive at maturity (if it were the Least Performing Reference Stock and a Trigger Event occurs) and the actual Protection Amount may be more or less than the amounts displayed in the hypothetical examples and the chart above and will depend in part on the closing price of each Reference Stock on the Pricing Date.

JPMorgan Structured Investments —
Reverse Exchangeable Notes Linked to the Least Performing Common Stock in the Dow Jones Industrial Average^{SM}*

PS- 4

Public Information

All information contained herein on the Reference Stocks and on the Reference Stock issuers is derived from publicly available sources and is provided for informational purposes only. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by a Reference Stock issuer pursuant to the Exchange Act can be located by reference to the SEC file number provided below and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete. See "The Reference Stocks" beginning on page PS-14 of the accompanying product supplement no. 37-V for more information.

Initial Share Prices and Protection Amounts

The Reference Stocks are the component stocks of the Dow Jones Industrial Average^{SM} as of the Pricing Date, excluding the common stock of JPMorgan Chase & Co. The table below sets forth the 29 issuers of the Reference Stocks, as well as the ticker symbol for each Reference Stock and the U.S. exchange on which each Reference Stock is listed. The Reference Stocks will not be modified for changes in the composition of the Dow Jones Industrial Average^{SM} during the term of the notes, but may be modified in the case of certain corporate events. See "General Terms of Notes — Anti-dilution Adjustments."

The table below indicates the Initial Share Price and Protection Amount for each Reference Stock, subject to adjustments. The Initial Share Price and Protection Amount for each Reference Stock will be determined on the Pricing Date.

Ticker Symbol	Issuer	Exchange	Initial Share Price	Protection Amount
AA	Alcoa Inc.	NYSE	$34.88	$13.9520
AIG	American International Group, Inc.	NYSE	$52.56	$21.0240
AXP	American Express Company	NYSE	$53.54	$21.4160
BA	The Boeing Company	NYSE	$89.93	$35.9720
C	Citigroup Inc.	NYSE	$29.80	$11.9200
CAT	Caterpillar Inc.	NYSE	$67.83	$27.1320
DD	E. I. du Pont de Nemours and Company	NYSE	$43.94	$17.5760
DIS	The Walt Disney Company	NYSE	$31.24	$12.4960
GE	General Electric Company	NYSE	$36.73	$14.6920
GM	General Motors Corporation	NYSE	$26.90	$10.7600
HD	The Home Depot, Inc.	NYSE	$27.49	$10.9960
HON	Honeywell International Inc.	NYSE	$53.19	$21.2760
HPQ	Hewlett-Packard Company	NYSE	$48.16	$19.2640
IBM	International Business Machines Corporation	NYSE	$101.97	$40.7880
INTC	Intel Corporation	NASDAQ	$24.3701	$9.7480
JNJ	Johnson & Johnson	NYSE	$67.37	$26.9480
KO	The Coca-Cola Company	NYSE	$61.73	$24.6920
MCD	McDonald's Corporation	NYSE	$56.82	$22.7280
MMM	3M Corporation	NYSE	$81.00	$32.4000
MO	Altria Group, Inc.	NYSE	$71.44	$28.5760
MRK	Merck & Co., Inc.	NYSE	$57.59	$23.0360
MSFT	Microsoft Corporation	NASDAQ	$32.97	$13.1880
PFE	Pfizer Inc.	NYSE	$22.30	$8.9200
PG	The Procter & Gamble Company	NYSE	$72.19	$28.8760
T	AT&T Inc.	NYSE	$36.35	$14.5400
UTX	United Technologies Corporation	NYSE	$72.68	$29.0720
VZ	Verizon Communications Inc.	NYSE	$41.23	$16.4920
WMT	Wal-Mart Stores, Inc.	NYSE	$45.03	$18.0120
XOM	Exxon Mobil Corporation	NYSE	$85.68	$34.2720

JPMorgan Structured Investments —   PS- 5
Reverse Exchangeable Notes Linked to the Least Performing Common Stock in the Dow Jones Industrial Average^{SM}*
***not including the common stock of JPMorgan Chase & Co.**

Historical Information of the Reference Stocks

The graphs contained in this pricing supplement set forth the historical performance of each Reference Stock based on the weekly closing price (in U.S. dollars) of that Reference Stock from January 4, 2002 through November 23, 2007. We obtained the closing prices and other market information in this pricing supplement from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the price of each Reference Stock has experienced significant fluctuations. The historical performance of each Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of each Reference Stock during the term of the notes. We cannot give you assurance that the performance of each Reference Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that each Reference Stock issuer will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on each Reference Stock.

Alcoa Inc. ("Alcoa")

According to its publicly available filings with the SEC, Alcoa is a leading producer of primary aluminum, fabricated aluminum, and alumina, and is active in all major aspects of the industry: technology, mining, refining, smelting, fabricating and recycling. The common stock of Alcoa is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Alcoa in the accompanying product supplement no. 37-V. Alcoa's SEC file number is 001-03610.

Historical Information of the Common Stock of Alcoa

The following graph sets forth the historical performance of the common stock of Alcoa based on the weekly closing price (in U.S. dollars) of the common stock of Alcoa from January 4, 2002 through November 23, 2007. The closing price of the common stock of Alcoa on November 26, 2007 was $34.88.



JPMorgan Structured Investments —   PS- 6
Reverse Exchangeable Notes Linked to the Least Performing Common Stock in the Dow Jones Industrial Average[SM]*
* not including the common stock of JPMorgan Chase & Co.

American International Group, Inc. ("AIG")

According to its publicly available filings with the SEC, AIG is a holding company which, through its subsidiaries, is engaged in a broad range of insurance and insurance-related activities in the United States and abroad. The common stock of AIG is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of AIG in the accompanying product supplement no. 37-V. AIG's SEC file number is 001-08787.

Historical Information of the Common Stock of AIG

The following graph sets forth the historical performance of the common stock of AIG based on the weekly closing price (in U.S. dollars) of the common stock of AIG from January 4, 2002 through November 23, 2007. The closing price of the common stock of AIG on November 26, 2007 was $52.56.



American Express Company ("American Express")

According to its publicly available filings with the SEC, American Express is a leading global payments, network and travel company that offers its products and services throughout the world. The common stock of American Express is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of American Express in the accompanying product supplement no. 37-V. American Express' SEC file number is 001-07657.

Historical Information of the Common Stock of American Express

The following graph sets forth the historical performance of the common stock of American Express based on the weekly closing price (in U.S. dollars) of the common stock of American Express from January 4, 2002 through November 23, 2007. The closing price of the common stock of American Express on November 26, 2007 was $53.54.



JPMorgan Structured Investments —   PS- 7
Reverse Exchangeable Notes Linked to the Least Performing Common Stock in the Dow Jones Industrial Average^{SM}*
* not including the common stock of JPMorgan Chase & Co.

The Boeing Company ("Boeing")

According to its publicly available filings with the SEC, Boeing is one of the world's major aerospace firms. The common stock of Boeing is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Boeing in the accompanying product supplement no. 37-V. Boeing's SEC file number is 001-00442.

Historical Information of the Common Stock of Boeing

The following graph sets forth the historical performance of the common stock of Boeing based on the weekly closing price (in U.S. dollars) of the common stock of Boeing from January 4, 2002 through November 23, 2007. The closing price of the common stock of Boeing on November 26, 2007 was $89.93.



Citigroup Inc. ("Citigroup")

According to its publicly available filings with the SEC, Citigroup is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. The common stock of Citigroup is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Citigroup in the accompanying product supplement no. 37-V. Citigroup's SEC file number is 001-09924.

Historical Information of the Common Stock of Citigroup

The following graph sets forth the historical performance of the common stock of Citigroup based on the weekly closing price (in U.S. dollars) of the common stock of Citigroup from January 4, 2002 through November 23, 2007. The closing price of the common stock of Citigroup on November 26, 2007 was $29.80.



JPMorgan Structured Investments —   PS- 8
Reverse Exchangeable Notes Linked to the Least Performing Common Stock in the Dow Jones Industrial Average^{SM}*
***** not including the common stock of JPMorgan Chase & Co.**

Caterpillar Inc. ("Caterpillar")

According to its publicly available filings with the SEC, Caterpillar manufactures, sells and services construction and mining equipment, diesel and natural gas engines and industrial gas turbines and provides related financial services. The common stock of Caterpillar is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Caterpillar in the accompanying product supplement no. 37-V. Caterpillar's SEC file number is 001-00768.

Historical Information of the Common Stock of Caterpillar

The following graph sets forth the historical performance of the common stock of Caterpillar based on the weekly closing price (in U.S. dollars) of the common stock of Caterpillar from January 4, 2002 through November 23, 2007. The closing price of the common stock of Caterpillar on November 26, 2007 was $67.83.



E.I. du Pont de Nemours and Company ("DuPont")

According to its publicly available filings with the SEC, DuPont is a world leader in science and technology in a range of disciplines, including biotechnology, electronics, materials science, safety and security and synthetic fibers. The common stock of DuPont is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of DuPont in the accompanying product supplement no. 37-V. DuPont's SEC file number is 001-00815.

Historical Information of the Common Stock of DuPont

The following graph sets forth the historical performance of the common stock of DuPont based on the weekly closing price (in U.S. dollars) of the common stock of DuPont from January 4, 2002 through November 23, 2007. The closing price of the common stock of DuPont on November 26, 2007 was $43.94.



JPMorgan Structured Investments —   PS- 9
Reverse Exchangeable Notes Linked to the Least Performing Common Stock in the Dow Jones Industrial Average[SM]*
* not including the common stock of JPMorgan Chase & Co.

The Walt Disney Company ("Disney")

According to its publicly available filings with the SEC, Disney is a diversified worldwide entertainment company with operations in four business segments: Media Networks, Parks and Resorts, Studio Entertainment and Consumer Products. The common stock of Disney is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Disney in the accompanying product supplement no. 37-V. Disney's SEC file number is 001-11605.

Historical Information of the Common Stock of Disney

The following graph sets forth the historical performance of the common stock of Disney based on the weekly closing price (in U.S. dollars) of the common stock of Disney from January 4, 2002 through November 23, 2007. The closing price of the common stock of Disney on November 26, 2007 was $31.24.



General Electric Company ("GE")

According to its publicly available filings with the SEC, GE is engaged in developing, manufacturing and marketing a wide variety of products for the generation, transmission, distribution, control and utilization of electricity. The common stock of GE is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of GE in the accompanying product supplement no. 37-V. GE's SEC file number is 001-00035.

Historical Information of the Common Stock of GE

The following graph sets forth the historical performance of the common stock of GE based on the weekly closing price (in U.S. dollars) of the common stock of GE from January 4, 2002 through November 23, 2007. The closing price of the common stock of GE on November 26, 2007 was $36.73.



JPMorgan Structured Investments —   PS- 10
Reverse Exchangeable Notes Linked to the Least Performing Common Stock in the Dow Jones Industrial Average[SM]*
***** **not including the common stock of JPMorgan Chase & Co.**

General Motors Corporation ("GM")

According to its publicly available filings with the SEC, GM is primarily engaged in automotive production and marketing, and financing and insurance operations. The common stock of GM is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of GM in the accompanying product supplement no. 37-V. GM's SEC file number is 001-00043.

Historical Information of the Common Stock of GM

The following graph sets forth the historical performance of the common stock of GM based on the weekly closing price (in U.S. dollars) of the common stock of GM from January 4, 2002 through November 23, 2007. The closing price of the common stock of GM on November 26, 2007 was $26.90.



The Home Depot, Inc. ("Home Depot")

According to its publicly available filings with the SEC, Home Depot is a home improvement retailer that sells a wide variety of building materials and home improvement, lawn and garden products and provides a number of related services. The common stock of Home Depot is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Home Depot in the accompanying product supplement no. 37-V. Home Depot's SEC file number is 001-08207.

Historical Information of the Common Stock of Home Depot

The following graph sets forth the historical performance of the common stock of Home Depot based on the weekly closing price (in U.S. dollars) of the common stock of Home Depot from January 4, 2002 through November 23, 2007. The closing price of the common stock of Home Depot on November 26, 2007 was $27.49.



JPMorgan Structured Investments —   PS- 11
Reverse Exchangeable Notes Linked to the Least Performing Common Stock in the Dow Jones Industrial Average[SM]*
* not including the common stock of JPMorgan Chase & Co.

Honeywell International Inc. ("Honeywell")

According to its publicly available filings with the SEC, Honeywell is a diversified technology and manufacturing company, serving customers worldwide with aerospace products and services, control, sensing and security technologies for buildings, homes and industry, turbochargers, automotive products, specialty chemicals, electronic and advanced materials and process technology for refining and petrochemicals. The common stock of Honeywell is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Honeywell in the accompanying product supplement no. 37-V. Honeywell's SEC file number is 001-08974.

Historical Information of the Common Stock of Honeywell

The following graph sets forth the historical performance of the common stock of Honeywell based on the weekly closing price (in U.S. dollars) of the common stock of Honeywell from January 4, 2002 through November 23, 2007. The closing price of the common stock of Honeywell on November 26, 2007 was $53.19.



Hewlett-Packard Company ("Hewlett-Packard")

According to its publicly available filings with the SEC, Hewlett-Packard is a leading global provider of products, technologies, solutions and services to individual consumers, small- and medium-sized businesses and large enterprises. The common stock of Hewlett-Packard is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Hewlett-Packard in the accompanying product supplement no. 37-V. Hewlett-Packard's SEC file number is 001-04423.

Historical Information of the Common Stock of Hewlett-Packard

The following graph sets forth the historical performance of the common stock of Hewlett-Packard based on the weekly closing price (in U.S. dollars) of the common stock of Hewlett-Packard from January 4, 2002 through November 23, 2007. The closing price of the common stock of Hewlett-Packard on November 26, 2007 was $48.16.



JPMorgan Structured Investments —   PS- 12
Reverse Exchangeable Notes Linked to the Least Performing Common Stock in the Dow Jones Industrial Average^{SM}*
* not including the common stock of JPMorgan Chase & Co.

International Business Machines Corporation ("IBM")

According to its publicly available filings with the SEC, IBM is an innovation company, serving the needs of enterprises and institutions worldwide. To help its clients achieve growth, effectiveness, efficiency and the realization of greater value through innovation, IBM draws upon the world's leading systems, software and service capabilities The common stock of IBM is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of IBM in the accompanying product supplement no. 37-V. IBM's SEC file number is 001-02360.

Historical Information of the Common Stock of IBM

The following graph sets forth the historical performance of the common stock of IBM based on the weekly closing price (in U.S. dollars) of the common stock of IBM from January 4, 2002 through November 23, 2007. The closing price of the common stock of IBM on November 26, 2007 was $101.97.



Intel Corporation ("Intel")

According to its publicly available filings with the SEC, Intel is a leading semiconductor chip maker, developing advanced integrated digital technology platforms for the computing and communications industries. The common stock of Intel is listed on The NASDAQ Stock Market, which we refer to as the Relevant Exchange for purposes of Intel in the accompanying product supplement no. 37-V. Intel's SEC file number is 000-06217.

Historical Information of the Common Stock of Intel

The following graph sets forth the historical performance of the common stock of Intel based on the weekly closing price (in U.S. dollars) of the common stock of Intel from January 4, 2002 through November 23, 2007. The closing price of the common stock of Intel on November 26, 2007 was $24.3701.



Reverse Exchangeable Notes Linked to the Least Performing Common Stock in the Dow Jones Industrial Average[SM]*
* not including the common stock of JPMorgan Chase & Co.

Johnson & Johnson ("Johnson & Johnson")

According to its publicly available filings with the SEC, Johnson & Johnson engages in the manufacture and sale of a broad range of products in the health care field. The common stock of Johnson & Johnson is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Johnson & Johnson in the accompanying product supplement no. 37-V. Johnson & Johnson's SEC file number is 001-03215.

Historical Information of the Common Stock of Johnson & Johnson

The following graph sets forth the historical performance of the common stock of Johnson & Johnson based on the weekly closing price (in U.S. dollars) of the common stock of Johnson & Johnson from January 4, 2002 through November 23, 2007. The closing price of the common stock of Johnson & Johnson on November 26, 2007 was $67.37.



The Coca-Cola Company ("Coca-Cola")

According to its publicly available filings with the SEC, Coca-Cola is a leading manufacturer, distributor and marketer of nonalcoholic beverage concentrates and syrups in the world. The common stock of Coca-Cola is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Coca-Cola in the accompanying product supplement no. 37-V. Coca-Cola's SEC file number is 001-02217.

Historical Information of the Common Stock of Coca-Cola

The following graph sets forth the historical performance of the common stock of Coca-Cola based on the weekly closing price (in U.S. dollars) of the common stock of Coca-Cola from January 4, 2002 through November 23, 2007. The closing price of the common stock of Coca-Cola on November 26, 2007 was $61.73.



JPMorgan Structured Investments —   PS- 14
Reverse Exchangeable Notes Linked to the Least Performing Common Stock in the Dow Jones Industrial Average[SM]*
* not including the common stock of JPMorgan Chase & Co.

McDonald's Corporation ("McDonald's")

According to its publicly available filings with the SEC, McDonald's primarily franchises and operates McDonald's restaurants in the food service industry. These restaurants serve a varied, yet limited, value-priced menu in more than 100 countries around the world. The common stock of McDonald's is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of McDonald's in the accompanying product supplement no. 37-V. McDonald's SEC file number is 001-05231.

Historical Information of the Common Stock of McDonald's

The following graph sets forth the historical performance of the common stock of McDonald's based on the weekly closing price (in U.S. dollars) of the common stock of McDonald's from January 4, 2002 through November 23, 2007. The closing price of the common stock of McDonald's on November 26, 2007 was $56.82.



3M Company ("3M")

According to its publicly available filings with the SEC, 3M is a diversified technology company with a global presence in the following businesses: health care; industrial; display and graphics; consumer and office; safety, security and protection services; electronics and telecommunications; and transportation. The common stock of 3M is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of 3M in the accompanying product supplement no. 37-V. 3M's SEC file number is 001-03285.

Historical Information of the Common Stock of 3M

The following graph sets forth the historical performance of the common stock of 3M based on the weekly closing price (in U.S. dollars) of the common stock of 3M from January 4, 2002 through November 23, 2007. The closing price of the common stock of 3M on November 26, 2007 was $81.00.



JPMorgan Structured Investments —   PS- 15
Reverse Exchangeable Notes Linked to the Least Performing Common Stock in the Dow Jones Industrial Average^{SM}*
* not including the common stock of JPMorgan Chase & Co.

Altria Group, Inc. ("Altria")

According to its publicly available filings with the SEC, Altria is a holding company whose wholly-owned subsidiaries, Philip Morris USA Inc. and Philip Morris International Inc., are engaged in the manufacture and sale of cigarettes and other tobacco products. Philip Morris Capital Corporation, another wholly-owned subsidiary, maintains a portfolio of leveraged and direct finance leases. The common stock of Altria, par value $0.33 ^{1}/$_3$ per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Altria in the accompanying product supplement no. 37-V. Altria's SEC file number is 001-08940.

Historical Information of the Common Stock of Altria

The following graph sets forth the historical performance of the common stock of Altria based on the weekly closing price (in U.S. dollars) of the common stock of Altria from January 4, 2002 through November 23, 2007. The closing price of the common stock of Altria on November 26, 2007 was $71.44.



Merck & Co., Inc. ("Merck")

According to its publicly available filings with the SEC, Merck is a global research-driven pharmaceutical company that discovers, develops, manufactures and markets a broad range of innovative products to improve human and animal health, directly and through its joint ventures. The common stock of Merck is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Merck in the accompanying product supplement no. 37-V. Merck's SEC file number is 001-03305.

Historical Information of the Common Stock of Merck

The following graph sets forth the historical performance of the common stock of Merck based on the weekly closing price (in U.S. dollars) of the common stock of Merck from January 4, 2002 through November 23, 2007. The closing price of the common stock of Merck on November 26, 2007 was $57.59.



JPMorgan Structured Investments —   PS- 16
Reverse Exchangeable Notes Linked to the Least Performing Common Stock in the Dow Jones Industrial Average^{SM}*
***not including the common stock of JPMorgan Chase & Co.**

Microsoft Corporation ("Microsoft")

According to its publicly available filings with the SEC, Microsoft develops and markets software, services and solutions that deliver new opportunity, convenience and value to people's lives. The common stock of Microsoft is listed on The NASDAQ Stock Market, which we refer to as the Relevant Exchange for purposes of Microsoft in the accompanying product supplement no. 37-V. Microsoft's SEC file number is 000-14278.

Historical Information of the Common Stock of Microsoft

The following graph sets forth the historical performance of the common stock of Microsoft based on the weekly closing price (in U.S. dollars) of the common stock of Microsoft from January 4, 2002 through November 23, 2007. The closing price of the common stock of Microsoft on November 26, 2007 was $32.97.



Pfizer Inc. ("Pfizer")

According to its publicly available filings with the SEC, Pfizer is a research-based, global pharmaceutical company. Pfizer discovers, develops, manufactures and markets leading prescription medicines for humans and animals as well as many of the world's best known consumer healthcare products. The common stock of Pfizer is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Pfizer in the accompanying product supplement no. 37-V. Pfizer's SEC file number is 001-03619.

Historical Information of the Common Stock of Pfizer

The following graph sets forth the historical performance of the common stock of Pfizer based on the weekly closing price (in U.S. dollars) of the common stock of Pfizer from January 4, 2002 through November 23, 2007. The closing price of the common stock of Pfizer on November 26, 2007 was $22.30.



JPMorgan Structured Investments —   PS- 17
Reverse Exchangeable Notes Linked to the Least Performing Common Stock in the Dow Jones Industrial Average^{SM}*
* not including the common stock of JPMorgan Chase & Co.

The Procter & Gamble Company ("Procter & Gamble")

According to its publicly available filings with the SEC, Procter & Gamble is focused on providing branded products of superior quality and value to improve the lives of the world's consumers. The common stock of Procter & Gamble is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Procter & Gamble in the accompanying product supplement no. 37-V. Procter & Gamble's SEC file number is 001-00434.

Historical Information of the Common Stock of Procter & Gamble

The following graph sets forth the historical performance of the common stock of Procter & Gamble based on the weekly closing price (in U.S. dollars) of the common stock of Procter & Gamble from January 4, 2002 through November 23, 2007. The closing price of the common stock of Procter & Gamble on November 26, 2007 was $72.19.



AT&T Inc. ("AT&T")

According to its publicly available filings with the SEC, AT&T, through its subsidiaries and affiliates, operates in the communications services industry both domestically and internationally, providing wireline and wireless telecommunications services and equipment as well as directory advertising and publishing services. The common shares of AT&T, par value $1.00 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of AT&T in the accompanying product supplement no. 37-V. AT&T's SEC file number is 001-08610.

Historical Information of the Common Stock of AT&T

The following graph sets forth the historical performance of the common shares of AT&T based on the weekly closing price (in U.S. dollars) of the common shares of AT&T from January 4, 2002 through November 23, 2007. The closing price of the common shares of AT&T on November 26, 2007 was $36.35.



JPMorgan Structured Investments —   PS- 18
Reverse Exchangeable Notes Linked to the Least Performing Common Stock in the Dow Jones Industrial Average^{SM}*
* not including the common stock of JPMorgan Chase & Co.

United Technologies Corporation ("UTC")

According to its publicly available filings with the SEC, UTC provides high technology products and services to the building systems and aerospace industries worldwide. The common stock of UTC is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of UTC in the accompanying product supplement no. 37-V. UTC's SEC file number is 001-00812.

Historical Information of the Common Stock of UTC

The following graph sets forth the historical performance of the common stock of UTC based on the weekly closing price (in U.S. dollars) of the common stock of UTC from January 4, 2002 through November 23, 2007. The closing price of the common stock of UTC on November 26, 2007 was $72.68.



Verizon Communications Inc. ("Verizon")

According to its publicly available filings with the SEC, Verizon is one of the world's leading providers of communications services. The common stock of Verizon is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Verizon in the accompanying product supplement no. 37-V. Verizon's SEC file number is 001-08606.

Historical Information of the Common Stock of Verizon

The following graph sets forth the historical performance of the common stock of Verizon based on the weekly closing price (in U.S. dollars) of the common stock of Verizon from January 4, 2002 through November 23, 2007. The closing price of the common stock of Verizon on November 26, 2007 was $41.23.



JPMorgan Structured Investments —   PS- 19
Reverse Exchangeable Notes Linked to the Least Performing Common Stock in the Dow Jones Industrial AverageSM*
* not including the common stock of JPMorgan Chase & Co.

Wal-Mart Stores, Inc. ("Wal-Mart")

According to its publicly available filings with the SEC, Wal-Mart operates retail stores in various formats around the world. The common stock of Wal-Mart is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Wal-Mart in the accompanying product supplement no. 37-V. Wal-Mart's SEC file number is 001-06991.

Historical Information of the Common Stock of Wal-Mart

The following graph sets forth the historical performance of the common stock of Wal-Mart based on the weekly closing price (in U.S. dollars) of the common stock of Wal-Mart from January 4, 2002 through November 23, 2007. The closing price of the common stock of Wal-Mart on November 26, 2007 was $45.03.



Exxon Mobil Corporation ("ExxonMobil")

According to its publicly available filings with the SEC, ExxonMobil's principal business is energy, involving exploration for, and production of, crude oil and natural gas, manufacture of petroleum products and transportation and sale of crude oil, natural gas and petroleum products. ExxonMobil is a major manufacturer and marketer of commodity petrochemicals, including olefins, aromatics, polyethylene and polypropylene plastics and a wide variety of specialty products. ExxonMobil also has interests in electric power generation facilities. The common stock of ExxonMobil is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of ExxonMobil in the accompanying product supplement no. 37-V. ExxonMobil's SEC file number is 001-02256.

Historical Information of the Common Stock of ExxonMobil

The following graph sets forth the historical performance of the common stock of ExxonMobil based on the weekly closing price (in U.S. dollars) of the common stock of ExxonMobil from January 4, 2002 through November 23, 2007. The closing price of the common stock of ExxonMobil on November 26, 2007 was $85.68.



JPMorgan Structured Investments —   PS- 20
Reverse Exchangeable Notes Linked to the Least Performing Common Stock in the Dow Jones Industrial Average^SM*
* not including the common stock of JPMorgan Chase & Co.



Supplemental Underwriting Information

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this pricing supplement, which will be the fourth business day following the Pricing Date of the notes (this settlement cycle being referred to as T+4). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the Pricing Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.

JPMorgan Structured Investments —   PS- 21

Reverse Exchangeable Notes Linked to the Least Performing Common Stock in the Dow Jones Industrial Average[SM]*****
* not including the common stock of JPMorgan Chase & Co.